UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐Form C: Offering Statement
☐Form C-U: Progress Update

☐Form C/A: Amendment to Offering Statement
　　　☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐Form C-AR/A: Amendment to Annual Report
☐Form C-TR: Termination of Reporting

Name of Issuer:

Naples Soap Company, Inc.

Legal status of Issuer:

   Form:

   Corporation

   Jurisdiction of Incorporation/Organization:

   Delaware

   Date of Organization:

   07-06-2006

Physical Address of Issuer:

14601 Jetport Loop Suite 180, Fort Myers, Florida 33913

Website of Issuer:

https://www.naplessoap.com/

Current Number of Employees:

93

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	6,359,293	6,844,635
Cash & Cash Equivalents	640,446	96,144
Accounts Receivable	22,546	12,990
Short-term Debt	2,104,060	3,624,796
Long-term Debt	7,586,339	5,094,060
Revenues/Sales	12,301,473	12,399,753
Cost of Goods Sold	3,163,843	3,069,346
Taxes Paid	-	-
Net Income	-1,506,390	-2,015,158

April 28, 2026

NAPLES SOAP COMPANY, INC.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR" or the "Report") is being furnished by Naples Soap Company, Inc., a Delaware corporation (the "Company" OR "Issuer," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.naplessoap.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The date of this Form C-AR is April 28, 2026.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Naples Soap Company, Inc is an omni channel retail brand focused on lifestyle and health that offers personal care products, which include soaps, bath bombs, hair care, facial care, scented candles and essential oils. Distribution channels include our 13 brick-and-mortar retail stores, currently all located in the state of Florida, as well as our website, national and boutique re-sellers, and online marketplaces.

We Company develop all of our own "branded" products. Our skincare products are made by our manufacturing partners in the United States of America (USA), using only the finest quality ingredients, which are eco-friendly, made from sustainable resources, and never tested on animals. Our products and formulations are not sold under any other brand or private label.

Our website is https://www.naplessoap.com/.

The information on or in our website is not a part of this Form C-AR.

RISK FACTORS

In addition to the risks specified below, we are subject to the same risks that all companies in its business, and all companies in the economy are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early stage companies are inherently riskier than more developed companies.

Risks Related to our Business and Industry

Our profitability is dependent on our ability to attract, maintain and grow our customer base.

The success of our business depends on our ability to attract and retain Naples Soap customers. To do so, we must demonstrate to potential and existing users that our products offer significant advantages over those of our competitors. Market acceptance of our products is affected by a number of factors, many of which are beyond our control, including the timing of the release into the market of new products introduced by our competitors, the quality of products provided by our third-party providers and the growth or contraction of the market in which we compete.

If we are not able to maintain our brand or reputation, our business and results of operations may be adversely affected.

We believe that maintaining our reputation as a leading provider of natural beauty products is critical to our relationship with our existing customers and our ability to attract new customers. The successful promotion of our brand depends on several factors, including our ability to maintain high-quality products. Perception of our products in the marketplace may be significantly influenced by various reviews. If reviews of our products are negative or less positive than those of our competitors our brand may be adversely affected. The performance and reputation of our third-party providers may also affect our brand and reputation, particularly if customers do not have a positive experience with our third party providers.

Further promotion of our brand may require us to make increased expenditures and we anticipate that the expenditures will increase as our market continues to become more competitive. Expenditures intended to maintain and enhance our brand may not be cost-effective or effective at all. If we do not successfully maintain and enhance our brand, we may experience a reduction in sales, which could materially and adversely affect our business, results of operations and financial condition.

Our success depends on the success of our third-party providers, and disruptions in our agreements with these providers may adversely affect our business, results of operations and financial condition.

The success of third-party providers is affected by a number of factors, many of which are beyond our control, such as our ability to successfully providing consistent quality products. Interruptions or delays in our supply chain or third- party services and cybersecurity incidents such as attacks on our information systems by malicious actors could also affect our third-party services.

There can be no assurance that these third-party providers will continue to perform in a manner our customers find adequate. In addition, if any of the agreements with our third party providers are terminated or suspended, whether due to a failure or breach of performance or otherwise, we could be forced to incur additional expenses in seeking replacements, may not be able to obtain replacements in a timely fashion, if at all, and such interruptions or discontinuations of service could interfere with our existing user relationships and make us less attractive to potential new customers.

Disputes with our customers and other third parties could be costly, time-consuming and harm our business and reputation.

Our business requires us to enter into agreements with third-party providers. Our agreements contain a variety of terms, including service levels, product quality, indemnification, dispute resolution procedures and regulatory requirements. Agreement terms may not be standardized across our business and can be subject to differing interpretations and local law requirements, which could result in disputes with third parties from time to time. If our customers or other third parties notify us of a breach of contract or otherwise dispute the terms of our agreements, the dispute resolution process could be expensive and time consuming and result in the diversion of resources that could otherwise be deployed to grow our business. Even if these disputes are resolved in our favor, we may be unable to recoup the expenses and other diverted resources committed to resolving the dispute and, if we receive negative publicity in connection with the dispute, our reputation and brand may be harmed. Furthermore, the ultimate resolution of such disputes may be adverse to our interests and as a result could negatively affect our results of operations and financial condition.

We face intense and increasing competition which could adversely affect our business, financial condition and results of operations.

The market in which we compete is intensely competitive and characterized by rapid changes in customer expectations, industry standards, frequent introductions of new products and improvements to existing products. We expect competition to increase as other established or emerging companies enter the market. In particular, some of our competitors may have substantially broader and more diverse product lines and service offerings, allowing them to leverage existing relationships, incorporate functionality into existing products, sell products and services with which we compete at zero or negative margins. If we are unable to anticipate or effectively react to these challenges, our competitive position could weaken, and we could experience a decline in revenue or our growth rate that could materially and adversely affect our business, financial condition and results of operations.

If we fail to effectively manage our growth, we may be unable to execute our business plan, maintain high quality levels of support, ensure the quality of our products, adequately address competitive challenges or maintain our corporate culture, and our business, financial condition and results of operations would be harmed.

Our success depends on our ability to effectively manage the growth of our business. We have experienced rapid organic growth and our growth has placed, and is expected to continue to place, a strain on our management and our administrative, operational and financial infrastructure. Our success depends in part on our ability to manage this growth effectively, which will require that we continue to improve our administrative, operational, financial and management systems and controls by, among other things: maintaining the integrity of our core business purpose, which is to provide the best customer experience for product, identifying and continuing to expand strategic relationships with third-party providers. Managing our growth requires significant capital expenditures and allocation of valuable management and employee resources. If we fail to manage our expected growth, the quality of our products and ability to compete could suffer. Any failure to preserve our culture also could further harm our ability to retain and recruit personnel, innovate and create new enhancements for our products, operate effectively and execute on our business strategy.

We may be unable to raise additional capital needed to grow our business.

While we may need to raise additional capital to expand our operations, pursue our growth strategies and respond to competitive pressures or working capital requirements, we may not be able to obtain additional debt or equity financing on favorable terms, if at all, which could impair our growth and adversely affect our existing operations. The global economy, including credit and financial markets, has recently experienced extreme volatility and disruptions, including diminished credit availability, rising interest and inflation rates, declines in consumer confidence, declines in economic growth and uncertainty about economic stability. Such macroeconomic conditions could also make it more difficult for us to incur additional debt or obtain equity financing. In light of conditions impacting the economy, it may be more difficult for us to obtain equity or debt financing in the future.

If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests and the value of our securities could decline. Furthermore, if we engage in additional debt financing, the holders of debt likely would have priority over the holders of our securities in order of payment preference. We may be required to accept terms that restrict our ability to incur additional indebtedness, take other actions including accepting terms that require us to maintain specified liquidity or other ratios that could otherwise not be in the interests of our stockholders.

We may pursue strategic transactions, which could be difficult to identify and implement, and could disrupt our business or change our business profile significantly.

Our ability as an organization to successfully acquire businesses is unproven. However, we believe that our long-term growth depends, in part, on our ability to develop and monetize additional aspects of our business, which we may pursue through acquisitions, investments in other companies, partnerships, alliances or other strategic transactions. We cannot assure you that we will be able to identify suitable transactions and, even if we are able to identify such transactions, that we will be able to consummate any such acquisitions on acceptable terms. Any future strategic transactions we pursue may involve a number of risks that could adversely affect our business, financial condition and operating results.

Our success depends on our ability to attract and retain key technical, user support and management personnel while supporting the onboarding and career development of our team members.

Our ability to successfully execute our business plan depends on the contribution of our senior management team as well as other key talent including operations, customer support, general administrative functions and our creative teams. We have previously and may continue to experience increasing competition for available talent in the workforce as reflected by the low unemployment rate, shortages of available industry talent and increasing costs to retain employees. As a result, we could experience inefficiencies or a lack of business continuity due to employee turnover, new team members' lack of historical knowledge and lack of familiarity with the business processes, operating requirements, purpose and culture, policies and procedures and key information technologies and related infrastructure used in our day-to-day operations and financial reporting. We may also experience additional costs as new employees learn their roles and gain necessary experience, in addition to the cost of hiring new individuals. If we were to lose the services of members of our senior management team or other key talent, whether due to death, disability, resignation or termination of employment, our ability to successfully implement our business strategy, financial plans, marketing and other objectives could be significantly impaired. In addition, if we are unable to attract and retain qualified key talent, we may not be able to effectively and efficiently manage our business and execute our business plan.

Risks Related to Our Securities

The market prices and trading volume of our common stock may experience rapid and substantial price volatility which could cause purchasers of our common stock to incur substantial losses.

Shares of our common stock may experience rapid and substantial price and trading volume volatility unrelated to our financial performance, which could cause purchasers of our common stock to incur substantial losses. Extreme fluctuations in the market price and trading volume of our common stock may occur in response to:

- strong and atypical retail investor interest, including on social media platforms and online forums;
- direct access by retail investors to broadly available trading platforms;
- the amount and status of short interest in our securities;
- access to margin debt;
- trading in options, derivatives or any other related hedging on our common stock;
- actual or anticipated variations in our operating and financial performance, including projected operational and financial results and failure to meet those projections;

- our inability to pay dividends or other distributions or repurchase shares of our common stock;
- changes in market valuations of similar companies;
- market reaction to any additional equity, debt or other securities that we may issue in the future, and which may or may not dilute the holdings of our existing stockholders;
- any major change in our board of directors, management or key personnel;
- actions by institutional or significant stockholders;
- speculation in the press or investment community about our company or industry;
- strategic actions by us or our competitors, such as acquisitions or other investments;
- legislative, administrative, regulatory or other actions affecting our business or industry, including positions taken by the Internal Revenue Service (IRS);
- investigations, proceedings or litigation that involve or affect us;
- the occurrence of any of the other risk factors included in this Report;
- general market and economic conditions; and
- other trading factors.

The market price and trading volume of our common stock may fluctuate or decline significantly in the future, in which case you could incur substantial losses. Further, the market price and trading volume of our shares of common stock may fluctuate dramatically regardless of any developments in our business.

There is a limited trading market for our common stock.

There is a limited public market for our common stock. The shares of common stock trade on the OTCQB under the symbol "NASO." An active trading market for common stock may not be sustained. In the absence of an active public trading market you may not be able to sell our shares in open market transactions. An inactive market may also impair our ability to raise capital to fund operations by selling common stock and may impair our ability to make strategic investments by using our common stock as consideration. In addition, the market price of our common stock may fluctuate significantly.

We do not intend to pay dividends for the foreseeable future and, as a result, ability to achieve a return on investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our capital stock and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Our Chief Executive Officer holds the majority of the voting power of our stockholders.

Deanna Wallin, our Chief Executive Officer, holds the majority of the voting power of our stockholders. As a result, we anticipate that, for the foreseeable future, she will control all matters submitted to our stockholders for approval, including the election and removal of directors.

There is no public trading market for our Series A Preferred Stock.

There is no public trading market for our Series A Preferred Stock and we do not intend to have the Series A Preferred Stock listed on any exchange or quoted on an over-the-counter market. In addition, though the Series A Preferred Stock may convert into common stock upon the occurrence of certain events, there is no assurance such events will occur or that the Series A Preferred Stock will ever convert into common stock.

Holders of our Series A Preferred Stock do not have voting rights.

Holders of Series A Preferred Stock do not have the right to vote upon matters of the Company. The Series A Preferred Stock is non-voting stock until its conversion into common stock. Thus, Holders of Series A Preferred Stock may never be able to vote upon any matters of the Company until the conversion of such Series A Preferred Stock into common stock, of which there can be no assurance.

Investors may experience dilution of ownership interests.

Given our plans and expectations that we will need additional capital, we anticipate that we will need to issue additional securities in the future, which may include shares of common stock or securities convertible or exercisable for shares of common stock, including convertible preferred stock, convertible notes, stock options or warrants. The issuance of additional securities in the future will dilute the percentage ownership of then current stockholders.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Overview

Naples Soap Company, Inc is an omni channel retail brand focused on lifestyle and health that offers personal care products, which include soaps, bath bombs, hair care, facial care, scented candles and essential oils. Distribution channels include our 13 brick-and-mortar retail stores, currently all located in the state of Florida, as well as our website, national and boutique re-sellers, and online marketplaces.

We develop all of our own "branded" products. Our skincare products are made by our manufacturing partners in the USA, using only the finest quality ingredients, which are eco-friendly, made from sustainable resources, and never tested on animals. Our products and formulations are not sold under any other brand or private label.

Corporate History

On June 30, 2021, Naples Soap entered into a reverse merger transaction with The GNS Group, Inc ("GNSG"). Naples Soap was the accounting acquirer and is a wholly-owned subsidiary of GNSG. In the reverse merger transaction, GNSG issued 1,300,000,000 shares of common stock in exchange for 100% of the ownership interests in Naples Soap. The shares were authorized to be issued June 30, 2021 and the issuance of the shares were recorded by the transfer agent on August 3, 2021.

GNSG was a publicly traded company on the OTC Marketplace with the ticker symbol GNSG. GNSG was a nonoperating public shell company and had no operations from 2016 through June 30, 2021, the date of the reverse merger. Subsequent to the reverse merger, GNSG changed its name to Naples Soap Company, Inc.

The transaction was not considered a business combination, because the accounting acquiree (GNSG) did not meet the definition of a business under ASC 805. Instead, the transaction was considered a Section 368 reorganization. The reporting of the financial statements reflect the books and records of the accounting acquirer (Naples Soap), except for legal capital, which was adjusted to reflect the capital of the legal acquirer (GNSG).

On May 23, 2022, the Company formally changed its name from The GNS Group, Inc. to Naples Soap Company, Inc. In addition, the Company's stock ticker symbol changed from "GNSG" to "NASO" effective at the open of market trading on May 23, 2022. On October 31, 2023, the Company uplisted from the OTC Pink to the OTCQB Venture Market operated by the OTC Markets Group Inc ("OTC Markets"). The Company's CUSIP number remained the same.

The Company files disclosures with the OTC Markets, including quarterly and annual reports, which can be found on the OTC Markets' website https://www.otcmarkets.com/.

Facilities

We leases our retail stores, corporate office, and warehouse, under agreements expiring at various dates through April 2033. The leases provide for lease terms that generally range from three to five years and several leases provide renewal options, often at increased rents, the exercise of which is at our sole discretion. We are obligated under a majority of the leases to pay for taxes, insurance, and common area maintenance charges. We do not own any real estate.

Employees

We have approximately 93 total employees, including 58 full-time employees.

Competition

We believe that the following competitive strengths contribute to our market position, differentiate us from our competitors, and can drive future growth:

    1.   <u>Brands and Products</u>. We have developed and operate a beloved and broadly appealing brand, which allows us to target markets across the economic spectrum, demographics, and the U.S. Customers look to us for pure products (no "badditives"). We benefit from a diverse range of customers who are loyal brand enthusiasts. We currently achieve an 80% email capture rate in brick and mortar and retarget these customers through email flows, campaign emails, SMS and paid social media advertising. We have an active presence across Facebook, Instagram, TikTok, LinkedIn, Pinterest and Twitter. Shopping features are embedded on Facebook, Instagram, TikTok and Pinterest and has a 50% rate of returning customers. We have developed trusted and market leading products in soaps, bath bombs, hair and facial care, scented candles and essential oils.

    2.   <u>In-Store Experience and Store Operations</u>. We views our customers' in-store experience as an important vehicle for communicating the image of our brands. We utilize visual presentation of our merchandise, in-store marketing and sales associates to reinforce the image represented by our brand. Our store location, design, visual marketing and storytelling, fixtures and scents are all carefully planned and coordinated to create a unique shopping experience. We display our merchandise uniformly to ensure a consistent store experience, regardless of location. Store managers receive detailed plans designating fixture and merchandise placement to ensure coordinated execution of our Company-wide merchandising strategy. Our sales associates and managers are a central element in creating the atmosphere of the stores by providing a high level of customer service.

Manufacturing

We outsource our manufacturing to a few key manufacturers with which we have cultivated a strong relationship with over several years of conducting business.

Intellectual Property

We have registered or applied to register the following trademarks:

Trademark	Status
Naples Soap Company	Registered
Happiness is Here	Registered
Naples Soap Company Happiness is Here hexagon logo	Pending
The Eczema Soap	Registered
The Eczema Kit	Registered
Grow Beautii	Pending
Function : Fresh	Pending
Badditives	Pending
lower case I wordmark	Pending
CELESTii wordmark	Pending
BIOME33 wordmark	Pending
Naples Soap Company Naturally Better Skincare wordmark and hexagon logo	Pending
Flower design	Pending
Naples Soap Company Naturally Better Skin Care	Pending

Litigation

We are not party to any material legal proceedings.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

Our directors and officers are listed below along with all positions and offices held with us and their principal occupation and employment responsibilities for the past three years.

Name	Positions and Offices Held in the Company	Principal Occupation and Employment Responsibilities for the Last Three Years	Education
Deanna Wallin	Chief Executive Officer, Director, and Founder	Employer: a. Name: Naples Soap Company, Inc b. Principal Business: Naples Soap Company is a health and wellness brand that includes retail and wholesale sales of soap, skin and hair products. c. Title and Dates of Service: Chief Executive Officer, Director, & Founder (February 2009 – Present).	Barry University - Bachelor's Degree in Psychology Lorenzo Walker Technical College – LPN, Licensed Practical/Vocational Nurse Training
Carolyn Thielman	Chief Financial Officer	Employer: a. Name: Naples Soap Company, Inc b. Principal Business: Naples Soap Company is a health and wellness brand that includes retail and wholesale sales of soap, skin and hair products. c. Title and Dates of Service: Chief Financial Officer (August 2025 – Present) Employer: a. Name: Thielstyle Consulting, LLC b. Principal Business: Thielstyle provides beauty and wellness entrepreneurs with financial strategies to scale their company. c. Title and Dates of Service: Principal & Founder (January 2019 – Present)	University at Albany – Bachelor of Science, Accounting
Scott Jones	Controller	Employer:	Florida Gulf Coast University – Master

		a. <u>Name</u>: Naples Soap Company, Inc b. <u>Principal Business</u>: Naples Soap Company is a health and wellness brand that includes retail and wholesale sales of soap, skin and hair products. c. <u>Title and Dates of Service</u>: Controller (August 2025 – Present) <u>Employer</u>: a. <u>Name</u>: Mobius Institute b. <u>Principal Business</u>: Mobius Institute is a worldwide provider of reliability improvement, condition monitoring, and precision maintenance education to industrial plant managers, reliability engineers, and condition monitoring specialists, allowing plants to be successful in implementing reliability improvement and condition monitoring programs. c. <u>Title and Dates of Service</u>: Controller (June 2024 – July 2025) <u>Employer</u>: a. <u>Name</u>: Nelson CPA b. <u>Principal Business</u>: Accounting and tax. c. <u>Title and Dates of Service</u>: Accounting and Tax Professional (February 2023 – June 2024)	of Business Administration (MBA) Florida Gulf Coast University – Bachelors Degree, Accounting
Jim Milner	Director	<u>Employer</u>: a. <u>Name</u>: Naples Soap Company, Inc b. <u>Principal Business</u>: Naples Soap Company is a health and wellness brand that includes retail and wholesale sales of soap, skin and hair products.	Purdue University - Bachelor of Science (BS)

		c. Title and Dates of Service:
		   i. VP Finance (August 2025 – December 2025)
		   ii. Chief Financial Officer (February 2025 – August 2025)
		   iii. Controller (June 2024 – February 2025)
		   iv. Chief Financial Officer (June 2013 – June 2024)	

Jay Crandall	Director	Employer: a. Name: Crandall Commercial Group, LLC b. Principal Business: Sale, purchase, or lease of general professional and medical office spaces a. Title and Dates of Service: Broker and Owner (April 2009 – December 2025)	Creighton University, Omaha, Nebraska - Bachelor of Science and Doctor of Dental Surgery Certified Commercial Investment Member (CCIM)
Marlene Thompson	Director	Employer: a. Name: Pravada LLC b. Principal Business: Private Label Skin Care & Hair Care Line c. Title and Dates of Service: President (October 2010 – Present)	York University, Schulich School of Business – Master of Business Administration (MBA)
Jared Lipman	Director	Employer: a. Name: District Farms b. Principal Business: Producer of organic vegetables serving in Baltimore, Maryland and Washington, DC a. Title and Dates of Service: Director of Distribution (November 2021 – Present)	George Washington University – Master of Business Administration (MBA) Colgate University – Bachelor's degree, International Relations and Affairs
William Blevins	Director	Employer: a. Name: Gulf Coast Business Bank b. Principal Business: Banking	Louisiana State University – Master of Business Administration

		b. Title and Dates of Service: President and CEO (June 2022 – Present)	West Virginia University – Bachelor of Science, Management and Economics

Biographical Information

Below are brief biographies of our directors and officers:

Deanna Wallin

Chief Executive Officer, Director, and Founder

Deanna Wallin is a trained nurse turned skincare pioneer. Her mission began by aiding people who suffer from chronic skin issues such as eczema and psoriasis and has grown to provide consumers with high-quality skin and hair care products. A southwest Florida native, Deanna earned her Bachelor's Degree in Psychology from Barry University. She earned her LPN certification from Lorenzo Walker Technical College and worked in the healthcare industry for 15 years.

Carolyn Thielman

Chief Financial Officer

Carolyn Thielman has held financial executive positions for some of the most iconic beauty brands, including MAC and Smashbox Cosmetics. Working alongside CEOs and Presidents, she traveled around the globe, gaining first-hand expertise in shaping distribution strategies, bringing products to market, and winning financing to support initiatives. Over the course of her career, Carolyn has formulated clear financial roadmaps for diverse organizations ranging from pre-revenue to Fortune 500 companies. Her extensive expertise includes comprehensive finance matters ranging from strategic financial planning, corporate finance, and post-acquisition mergers, to data analysis, inventory SKU rationalization, contract negotiation, financial modeling and KPIs. She is a Certified Public Accountant and holds a Bachelor of Science Degree in Accounting from the School of Business, University at Albany, SUNY.

Scott Jones

Controller

Scott Jones is a strategic and analytical accounting professional with over 15 years of experience driving financial reporting, process improvement, and system transformation across corporate and private entities. He has expertise in cross-functional leadership, internal controls, and financial systems' implementation. He obtained his MBA and Bachelors degree in accounting from Florida Gulf Coast University.

Jim Milner, CPA, CGMA

Director

Jim previously served as Chief Financial Officer in the retail, manufacturing, and not-for-profit industries for over 25 years. He was also a public accountant for eight years. Jim earned his Bachelor of Science Degree from Purdue University.

Jay Crandall, CCIM, DDS, MBA

Director

Jay Crandall has served as our director since August 2022. He is a longtime Southwest Florida resident who has been active in the business community since 1986. He was a practicing dentist until he chose to pursue a new career and passion in commercial real estate. To further his education, he earned his MBA and CCIM. In 2009, Jay opened his own boutique commercial real estate firm specializing in leasing, professional office and retail spaces.

Marlene Thompson, MBA

Director

Marlene Thompson has served as our director since November 2022. Marlene is an accomplished management and marketing leader known for building businesses and brands ranging from her start-up to divisions of Fortune 500 companies. She is the founder and President of Pravada LLC, a private label skin care company based in Fort Myers, Florida. Pravada has assisted hundreds of spas, salons, retailers and online sellers build their brands with premium lines of natural and organic skin and hair care. Marlene has built her business based on over 20 years of experience from executive positions in the Canadian financial services and telecommunication industries. Her past positions include Vice President, Credit Cards with P&L responsibility of the $6 billion portfolio for Royal Bank of Canada, CMO & Senior Vice President Citibank Canada, and VP Small Business Segment Marketing Bell Canada.

Jared Lipman

Director

Jared Lipman has served as our director since March 2023. Jared is the Vice President of Operations for District Farms, the largest commercial greenhouse in Maryland. In previous roles he worked as a legislative aide to a member of the House of Representatives in D.C. and supply chain imports for Coastal Sunbelt Produce. Jared earned his bachelor's degree from Colgate University and his M.B.A. from George Washington University.

William Blevins

Director

William Blevins has served as our director since September 2025. He is a 37-year banking veteran, and the President and CEO of Gulf Coast Business Bank. He joined Bank of America (formerly C&S National Bank) in 1987 after obtaining commercial banking experience at BancTexas in Dallas. He graduated from West Virginia University with a Bachelor of Science degree in Management and Economics and received his MBA in Finance and Accounting from Louisiana State University. He holds a Certified Cash Management (CCM) designation from the Association for Financial Professionals. He has worked with a wide range of clients from one million dollars in sales to two hundred million dollars in sales by providing solutions with credit, deposit, investments, financial planning, leasing, retirement services, and treasury services. In addition to his banking career, he has been involved in the community in many ways. As a USSF "C" soccer coach, he was passionate about helping his young athletes search for, become aware of, and reach their dreams and goals. He has carried that passion through his community involvement in March of Dimes, United Way, American Red Cross, Salvation Army and more. In 2019, after being involved in triathlons and training for three years, he earned a spot on Team USA and competed in Switzerland as an age group triathlete. He continues to dream big and set new goals and loves mentoring anyone who is interested.

Indemnification

Pursuant to the provisions of the Delaware General Corporation Law, the Company has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

Our total authorized capital stock is 3,010,000,000 shares, consisting of (a) 3,000,000,000 shares of common stock of which 2,248,752 are issued and outstanding, (the "Common Stock"), and (b) 10,000,000 shares of preferred stock, par value $0.00001, of which 1,000,000 shares are designated as Series A Preferred Stock with 151,626 shares issued and outstanding (the "Series A Preferred Stock"), and of which 1,000 shares are designated Series X Preferred Stock (the "Series X Preferred Stock"), with all 1,000 shares issued and outstanding.

On October 4, 2024, we announced that FINRA approved a 700-to-1 reverse stock split of our Common Stock. Our stock symbol changed to NASOD and then changed back to NASO 20 business days later

Outstanding Capital Stock

As of December 31, 2025, our outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	2,248,752
Par Value Per Share	$0.00001
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Until the conversion of the Series A Preferred Stock, any additional issuances of the common stock will dilute the Security issued pursuant to Regulation CF.

Type	Series A Preferred Stock
Amount Outstanding	151,626
Par Value Per Share	$5.00
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Series A Preferred Stock which may dilute the ownership of current holders of the security.

Type	Series X Preferred Stock
Amount Outstanding	1,000
Par Value Per Share	$0.00001
Voting Rights	1,000 votes per share of Series X Preferred Stock
Anti-Dilution Rights	None

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A

Outstanding Options, SAFEs, Convertible Notes, Warrants

None.

Outstanding Debt

Details of the outstanding debt of the Issuer are as follows:

Creditor	Amount Outstanding	Interest Rate and Amortization Schedule	Description of Collateral	Other Material Terms	Maturity Date	Date Entered Into
Audi Financial Services	$48,752	9.58%	Vehicle	N/A	01/15/2030	02/15/2025
Paypal	$81,577	16%	Equipment/Inventory	N/A	N/A	07/31/2024
Shopify	$181,396	5.7%	None	N/A	N/A	07/09/2025
Deanna Wallin	$330,729	7%	None	N/A	12/31/2028	12/31/2023
Deanna Wallin	$142.343	11%	None	N/A	8/27/2030	8/27/2025
Rick Lipman Trust	$3,148,962	8%	Personal guaranty by Deanna Wallin	N/A	02/28/2040	12/31/2023
Rick Lipman Trust	1,996,605	8%	Personal guaranty by Deanna Wallin	N/A	12/31/2045	12/01/2025

Ownership

The table below lists the beneficial owners (including individuals and entities) of 20% or more of our outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name of Beneficial Owner	Amount of Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
Deanna Wallin	2,407,179(1)	51.7%(2)

(1) Deanna Wallin owns 1,407,179 shares of Common Stock and all 1,000 outstanding shares of the Company's Series X Preferred Stock. Each share of Series X Preferred Stock entitles the holder to 1,000 votes.

(2) Based on 2,248,752 outstanding shares of Common Stock.

RESTRICTIONS ON TRANSFER

Any securities sold pursuant to Regulation CF may not be transferred by any investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the Securities Act of 1933; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operating Results

- Despite continued inflationary pressures, supply chain issues, changes in consumer spending habits, 2025 total sales remained relatively flat compared to 2024. Total sales for the year ended December 31, 2025, were $12,301,473 compared to $12,399,753 million for the year ended December 31, 2024.

- Store sales for the year ended December 31, 2025, were $8,850,128 compared to $9,052,795 for the year ended December 31, 2024, approximately a 2% decrease.

- E-commerce sales (not including Amazon), which include direct-to-consumer sales, for the year ended December 31, 2025, were $2,814,355 compared to $2,444,937 for the year ended December 31, 2024, approximately a 15% increase.

- Our wholesale sales for the year ended December 31, 2025, were approximately $611,468 compared to $470,578 for the year ended December 31, 2024, approximately a 30% increase.

- Gross profit for the year ended December 31, 2025, was $9,137,630 compared to $9,330,407 for the year ended December 31, 2024, approximately a 2% decrease.

- Operating expenses for the year ended December 31, 2025, decreased $1.1 million, or 10%, compared to the year ended December 31, 2024.

- Net income for the year ended December 31, 2025, was a loss of $1,506,390 compared to a loss of $2,015,158 for the year ended December 31, 2024.

Liquidity and Capital Resources

For the year ended December 31, 2025, our primary sources of liquidity were cash generated from financing activities and existing cash balances. As of December 31, 2025, we had cash of $640,446, compared to $96,144 as of December 31, 2024, representing an increase of $544,302.

Net cash used in operating activities was $1,368,098 for the year ended December 31, 2025, compared to $1,540,766 for the prior year. The continued use of cash in operations was primarily driven by our net loss of $1,506,390, partially offset by non-cash items, including depreciation and amortization of $260,426, as well as changes in working capital.

Net cash used in investing activities was $16,105 for the year ended December 31, 2025, primarily related to purchases of property and equipment.

Net cash provided by financing activities was $1,928,505 for the year ended December 31, 2025, compared to $1,568,194 in the prior year. Financing activities primarily consisted of proceeds from borrowings under notes payable totaling $5,633,377, partially offset by repayments of $3,229,274, as well as net repayments on the line of credit.

As of December 31, 2025, we had a working capital deficiency, with current liabilities of $2,104,060 exceeding current assets of $1,650,362. Total liabilities were $9,690,399, compared to total assets of $6,359,293, resulting in a stockholders' deficit of $3,331,106.

Our indebtedness increased significantly during 2025, with total long-term debt increasing to $5,016,727 from $1,899,764 in 2024. We also maintain obligations under operating leases, with long term operating lease liabilities of $2,195,522 as of December 31, 2025.

We have incurred recurring losses from operations, experienced negative cash flows from operations, and had an accumulated deficit of $5,223,495 as of December 31, 2025.

These factors raise substantial doubt about our ability to continue as a going concern. Management intends to address these conditions through additional capital raises and by generating additional sources of revenue; however, there can be no assurance that such efforts will be successful.

Material Changes and Other Information

Subsequent to our fiscal year end, we re-opened our Sanibel, Florida store location on January 31, 2026. The store had been closed since September 2022 as a result of Hurricane Ian. With the Sanibel store opening, we now have 13 stores in the state of Florida.

Previous Offerings of Securities

We have made the following offerings of securities within the last three years:.

Security Type	Amount of Securities Sold	Number of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$50,000	1,666,667 (pre reverse stock split)	Working Capital	November 07, 2023	Section 4(a)(2) Securities Act of 1933
Series A Preferred Stock	$384,680	76,936	Working Capital	September 23, 2024	Regulation CF
Series A Preferred Stock	$159,100	31,820	Working Capital	October 29, 2024	Regulation CF

Series A Preferred Stock	$89,500	17,900	Working Capital	November 13, 2024	Regulation CF
Series A Preferred Stock	$56,750	11,350	Working Capital	December 10, 2024	Regulation CF
Series A Preferred Stock	$10,500	2,100	Working Capital	January 21, 2025	Regulation CF
Series A Preferred Stock	N/A	11,520[1]	N/A	August 27, 2025	Regulation CF

(1) Bonus shares issued to investors in our Regulation Crowdfunding offering of Series A Preferred Stock pursuant to the terms of the offering.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time, we may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20% or more of our outstanding voting equity securities, calculated on the basis of voting power; any promoter; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, we disclose below any transaction since the beginning of our last fiscal year, or any currently proposed transaction, to which we were or are to be a party and the amount involved exceeds 5% of the aggregate amount of capital raised in reliance on section 4(a)(6), and the counter party is either (i) any director or officer of the Company; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the Report is filed, the beneficial owner of 20% or more of our outstanding voting equity securities, calculated on the basis of voting power; (iii) if the Company was incorporated or organized within the past three years, any promoter of the Issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in- law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

We have conducted the following transactions with related persons as of December 31, 2025:

Name of the related party	Relationship to the issuer	Nature of interest in the transaction	Amount/ value of the transaction
Deanna Wallin	Chief Executive Officer, Director, & Founder	Party to an unsecured promissory note with the Company	$150,000

On August 27, 2025, Deanna Wallin, our Chief Executive Officer, issued an unsecured $150,000 promissory note to the Company for working capital purposes, bearing a fixed interest rate of 11%, with a maturity date of August 31, 2030. The monthly principal and interest payment is $3,263. As of December 31, 2025, the note's outstanding balance was $142,343.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.


Naples Soap Company, Inc.
(Issuer)

By:

/s/ Deanna Wallin
(Signature)

Deanna Wallin
(Name)

Chief Executive Officer and Director
(Title)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.


/s/ Deanna Wallin
(Signature)

Deanna Wallin
(Name)

Chief Executive Officer and Director
(Title)

April 28, 2026
(Date)


/s/ Carolyn Thielman
(Signature)

Carolyn Thielman
(Name)

Chief Financial Officer
(Title)

April 28, 2026
(Date)

/s/ Scott Jones
(Signature)

Scott Jones
(Name)

Controller
(Title)

April 28, 2026
(Date)

/s/ Jay Crandall
(Signature)

Jay Crandall
(Name)

Director
(Title)

April 28, 2026
(Date)

/s/ Marlene Thompson
(Signature)

Marlene Thompson
(Name)

Director
(Title)

April 28, 2026
(Date)

/s/ Jared Lipman
(Signature)

Jared Lipman
(Name)

Director
(Title)

April 28, 2026
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

FINANCIAL STATEMENTS



Cherry Bekaert LLP
Your Guide Forward

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Naples Soap Company, Inc.
Fort Myers, Florida

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Naples Soap Company, Inc. (the “Company”) as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the years then ended, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years then ended, are in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s evaluations of the events and conditions and management’s plans regarding those matters are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Cherry Bekaert LLP

We have served as the Company’s auditor since 2021.

Tampa, Florida
March 27, 2026

NAPLES SOAP COMPANY, INC.
BALANCE SHEETS

	December 31, 2025	December 31, 2024
ASSETS		
CURRENT ASSETS		
Cash	$ 640,446	$ 96,144
Accounts receivable	22,546	12,990
Inventory	633,067	630,701
Prepaid expenses and other current assets	354,303	432,144
Total current assets	1,650,362	1,171,979
PROPERTY AND EQUIPMENT, NET	1,766,124	1,957,537
OTHER ASSETS	90,026	95,762
OPERATING RIGHT-OF-USE ASSETS	2,852,781	3,619,357
TOTAL ASSETS	$ 6,359,293	$ 6,844,635
LIABILITIES AND STOCKHOLDERS' (DEFICIT)		
CURRENT LIABILITIES		
Line of credit	$ -	$ 741,545
Accounts payable	452,632	470,072
Accrued expenses	344,077	338,433
Current portion of notes payable	177,592	446,431
Current portion of note payable – related party	98,982	74,241
Current portion of operating lease liabilities	767,804	792,655
SBA bridge loan	-	50,000
Short-term notes payable – MCA loans	-	562,500
Note payable – Shopify capital loan	181,396	-
Note payable – PayPal capital loan	81,577	148,919
Total current liabilities	2,104,060	3,624,796
LONG-TERM LIABILITIES		
Notes payable, less current maturities	5,016,727	1,899,764
Note payable, less current maturities – related party	374,090	256,488
Long-term portion of operating lease liabilities	2,195,522	2,937,808
Total long-term liabilities	7,586,339	5,094,060
TOTAL LIABILITIES	9,690,399	8,718,856
COMMITMENTS AND CONTINGENT LIABILITIES		
STOCKHOLDERS' DEFICIT		
Preferred stock – Series X, $0.00001 par value; 1,000 shares authorized; 1,000 shares issued and outstanding as of December 31, 2025 and 0 shares issued and outstanding as of December 31, 2024	-	-
Preferred stock – Series A, $5.00 par value; 1,000,000 shares authorized; 151,626 shares issued and outstanding as of December 31, 2025 and 138,006 shares issued and outstanding as of December 31, 2024	632,887	610,436
Common stock, no par value per share; 3,000,000,000 shares authorized as of December 31, 2025 and December 31, 2024, 2,248,752 and 2,187,322 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	-	-
Additional paid in capital	1,259,502	1,232,448
Accumulated deficit	(5,223,495)	(3,717,105)
Total stockholders' deficit	(3,331,106)	(1,874,221)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 6,359,293	$ 6,844,635

The accompanying notes are an integral part of this financial statement

NAPLES SOAP COMPANY, INC.
STATEMENTS OF OPERATIONS

		For the Year Ended December 31,	
		2025	**2024**
REVENUES			
Retail sales	$	8,850,128	$ 9,052,795
E-Commerce sales		2,814,355	2,444,937
Amazon sales		25,522	431,443
Wholesale sales		611,468	470,578
TOTAL REVENUES		12,301,473	12,399,753
COST OF GOODS SOLD		3,163,843	3,069,346
GROSS PROFIT		9,137,630	9,330,407
OPERATING EXPENSES			
Salaries, wages and benefits		4,835,535	5,378,306
Selling, general and administrative		2,494,456	3,037,397
Occupancy and lease expenses		1,820,994	1,744,724
Marketing and advertising		458,800	562,923
Depreciation and amortization		260,426	258,659
TOTAL OPERATING EXPENSES		9,870,211	10,982,009
OPERATING LOSS		(732,581)	(1,651,602)
OTHER INCOME (EXPENSE)			
Other income		85,669	38,766
Gain (Loss) on disposal of assets		16,299	(14,018)
Gain on debt extinguishment		243,495	-
Interest expense		(1,119,272)	(388,304)
TOTAL OTHER (EXPENSE) INCOME		(773,809)	(363,556)
LOSS BEFORE TAXES		(1,506,390)	(2,015,158)
INCOME TAX EXPENSE		-	-
NET LOSS	$	(1,506,390)	$ (2,015,158)
NET EARNINGS PER SHARE			
Basic and diluted net loss	$	(0.68)	(0.94)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING			
Basic and diluted		2,213,846	2,137,299*

*Adjusted for 700-1 reverse stock split which occurred on October 4, 2024

The accompanying notes are an integral part of these statements.

NAPLES SOAP COMPANY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Series A Preferred		Common		Additional Paid-In Capital	Accumulated Earnings (Deficit)	Total
	Shares	Amount	Shares	Amount			
Balances at December 31, 2023	-	$ -	2,132,477	$ -	$ 1,102,225	$(1,701,948)	$ (599,723)
Shares issued in Exchange for Services			50,002	-	129,500	-	129,500
Contribution of shares To ESOP	-	-	700	-	770	-	770
Round up shares following reverse split	-	-	4,069	-	-	-	-
Ex-employees exiting Company ESOP	-	-	74	-	(47)	-	(47)
Sale of Series A Preferred, net	138,006	610,436	-	-	-	-	610,436
Net (loss)	-	-	-	-	-	(2,015,158)	(2,015,158)
Balances at December 31, 2024	138,006	$610,436	2,187,322	$ -	$ 1,232,448	$(3,717,105)	$ (1,874,221)
Shares issued to Board of Directors			39,065	-	12,500	-	12,500
Net shares (cancelled) as a result of a legal settlement with former executive	-	-	(20,635)	-	-	-	-
Sale of Series A Preferred - net	2,100	22,451	-	-	-	-	22,451
Shares issued in exchange for services	-	-	43,000	-	14,565	-	14,565
Ex-employees exiting Company ESOP	-	-	-	-	(11)	-	(11)
Series A Preferred bonus shares	11,520	-	-	-	-	-	-
Net (loss)	-	-	-	-	-	(1,506,390)	(1,506,390)
Balances at December 31, 2025	151,626	$632,887	2,248,752	$ -	$1,259,502	($5,223,495)	($3,331,106)

*Common shares prior to 10/4/2024 adjusted for FINRA approved 700-to-1 reverse stock split

The accompanying notes are an integral part of these statements.

NAPLES SOAP COMPANY, INC.
STATEMENTS OF CASH FLOWS

		For the Year Ended December 31,	
		2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$	(1,506,390) $	(2,015,158)
Adjustments to reconcile net income (loss) to net cash from operating activities:			
Depreciation and amortization		260,426	258,659
Amortization of deferred financing		51,299	-
(Gain) loss on disposal of assets		(16,299)	14,018
Non-cash lease adjustments		(561)	20,816
Gain on extinguishment of debt		(243,495)	-
Common stock issued for professional services		27,064	130,224
Changes in operating assets and liabilities:			
(Increase)/Decrease in Accounts receivable		(9,556)	6,197
(Increase)/Decrease in Inventory		(2,366)	105,011
(Increase)/Decrease in Prepaid expenses		77,841	(133,261)
(Increase)/Decrease in Other assets		5,736	(3,422)
(Increase)/Decrease in Accounts payable		(17,440)	(32,765)
(Increase)/Decrease in Accrued liabilities		5,644	108,915
Net cash flows from Operating Activities		(1,368,098)	(1,540,766)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property and equipment		(32,605)	(58,449)
Proceeds on sale of property and equipment		16,500	-
Net cash flows from investing activities		(16,105)	(58,449)
CASH FLOWS FROM FINANCING ACTIVITIES			
Borrowings on line of credit		4,776,754	7,062,453
Payments on line of credit		(5,274,804)	(6,819,825)
Borrowings on notes payable		5,633,377	1,590,865
Payments on notes payable		(3,229,274)	(875,735)
Proceeds from sale of preferred stock		22,452	610,436
Net cash flows from financing activities		1,928,505	1,568,194
NET CHANGE IN CASH		544,302	(31,021)
CASH AT BEGINNING OF PERIOD		96,144	127,165
CASH AT END OF PERIOD	$	640,446 $	96,144
SUPPLEMENTAL DISCLOSURES			
Cash paid for interest	$	1,119,272 $	258,659
SUPPLEMENTAL DISCLOSURES ON NON-CASH ACTIVITIES:			
Right of use asset for lease liability	$	(766,576) $	65,720
Note proceeds used for vehicle financing		57,303	-

The accompanying notes are an integral part of these statements.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Organization and Line of Business

Naples Soap Company, Inc., (the "Company"), is a health and wellness brand that offers personal care products including soap, hair, face and skin care products, through its 12 brick and mortar retail stores located exclusively in the state of Florida, its website, national and boutique re-sellers, and online marketplaces. The store locations also offer sundry products with coastal themes.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission" or the "SEC"). It is management's opinion that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists of cash and demand deposits with an original maturity of three months or less. The Company may maintain cash balances in excess of the FDIC insured limit at a single bank ($250k). As of December 31, 2025 the Company had approximately $507 thousand deposited at a regional bank. At December 31, 2024, the Company did not have any bank balances in excess of FDIC insured limits.

Accounts Receivable and Concentration of Credit Risk

The Company grants credit to certain wholesale customers in the normal course of business. Accounts receivable are written off when they are deemed to be uncollectible. Accounts receivable are stated net of an expected credit loss reserve. The reserve is based on management's estimate of the overall collectability of accounts receivable, considering historical loss rates. Based on these same factors, individual accounts are charged off against the reserve when management determines those individual accounts are uncollectible. As of December 31, 2025 and December 31, 2024, management did not consider a reserve necessary. However, actual write-offs could differ from management's estimates.

Inventory

Inventory is stated at the lower of cost (first in, first out) or net realizable value, on a weighted average cost basis. The Company records valuation adjustments to its inventory if the cost of inventory exceeds the amount it expects to realize from the ultimate sale or disposal of the inventory. These estimates are based on management's judgment regarding future demands and market conditions and analysis of historical experience. As of December 31, 2025 and December 31, 2024, management believes that no reserve is necessary.

Fixed Assets and Long-Lived Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation on fixed assets is computed using the straight-line method over the estimated useful lives of the assets, which range from five to fifteen years for all classes of fixed assets. The Company capitalizes building and leasehold improvements with a cost in excess of $5,000 and equipment with a cost in excess of $1,000.

The Company reviews recoverability of long-lived assets on a periodic basis whenever events and changes in circumstances have occurred which may indicate a possible impairment. The assessment for potential impairment is based primarily on the Company's ability to recover the carrying value of its long-lived assets from expected future cash flows from its operations on an undiscounted basis. If such assets are determined to be impaired, the impairment recognized is the amount by which the carrying value of the assets exceeds the fair value of the assets.

Revenue Recognition

The Company accounts for revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers*. ASC 606 directs entities to recognize revenue when the promised goods or services are transferred to the customer. The amount of revenue recognized should equal the total consideration an entity expects to receive in return for the goods or services.

The Company accounts for a contract with a customer that is within the scope of this Topic only when the five steps of revenue recognition under ASC 606 are met.

The Company recognizes revenue based on the amount it expects to receive when control of the goods or services is transferred to the customer. The Company recognizes sales upon customer receipt of merchandise, which is recorded net of estimated returns and allowances. Revenue from e-commerce and wholesale sales are recognized when the customer order is shipped from the Company's warehouse. The Company's shipping and handling revenues are included in net sales. The value of point-of-sale coupons and point-of-sale rebates that result in a reduction of the price paid by the customer are recorded as a reduction of sales. Net sales exclude sales and other similar taxes collected from customers.

The Company offers certain loyalty programs that allow customer store purchases to earn points based on purchasing activity. A $10 reward is earned for every $100 of purchases.

The Company sells gift cards with no expiration dates to customers. The Company does not charge administrative fees on unused gift cards. The Company recognizes revenue from gift cards when they are redeemed by the customer.

The Company's sales return and exchange policy is as follows:

Retail sales – With an original receipt, a refund will be issued for unopened, unused items within 60 days of purchase. Credit or exchange will be issued for opened or used items within 15 days of purchase. If a receipt is not presented, an exchange or store credit will be allowed.

E-Commerce sales – A refund will be issued for unopened, unused items within 60 days of purchase. Credit or exchange will be issued for opened or used items within 15 days of purchase.

Wholesale sales – No returns allowed. Product damaged during shipment or shipped incorrectly will be exchanged.

The Company also provides a reserve for projected merchandise returns based on historical experience. As of December 31, 2025 and December 31, 2024, management believes that such reserve is nominal. However, actual returns could differ from management's estimates.

Deferred Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases.

Advertising Costs

Marketing and advertising costs are expensed as incurred. The expenses for the years ending December 31, 2025 and December 31, 2024 were $458,800 and $562,293, respectively.

Shipping and Handling

Costs incurred for freight are included in general and administrative expenses in the accompanying statements of operations and total $398,210 and $331,989 during the years ended December 31, 2025 and December 31, 2024, respectively. Amounts billed to customers for shipping charges are reported as a component of revenues.

Earnings (Loss) Per Share of Common Stock

Basic net income (loss) per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share ("EPS") include additional dilution from common stock equivalents, such as convertible notes, preferred stock, stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents are not included in the computation of diluted earnings per share when the Company reports a loss because to do so would be anti-dilutive for periods presented, so only the basic weighted average number of common shares are used in the computations.

Newly Adopted Accounting Principles

In December, 2023, the FASB issued ASU No. 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" which requires two primary enhancements of 1) disaggregated information on a reporting entity's effective tax rate reconciliation, and 2) information on income taxes paid. For public business entities, the new requirements will be effective for annual periods beginning after December 15, 2024. The Company intends to adopt this guidance for the year ended December 31, 2026 as allowed under the transition rules available to emerging growth companies (ECG). The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently assessing the pronouncement and its impact on its income tax disclosures and related cash flow disclosures, but it does not impact the Company's results of operations, or financial condition.

NOTE 3 – GOING CONCERN
requirements will be effective for annual periods beginning after December 15, 2024, however as the Company is deemed to be an Emerging Growth Company, it will not be effective until December 31, 2026. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently assessing the pronouncement and its impact on its income tax disclosures and related cash flow disclosures, but it does not impact the Company's results of operations, or financial condition.

In November 2024, the FASB issued ASU *2024-03,* Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic *220-40*): Disaggregation of Income Statement Expenses, which improves financial reporting by requiring public entities to disclose additional information about specific expense categories in the notes of the financial statements at interim and annual reporting period. ASU *2024-03* is effective for all public entities for annual reporting periods beginning

The Company has incurred losses from operations, has a net working capital deficiency, and has experienced negative cash flows from operations for the last two years. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management believes that the actions currently being taken to raise additional capital to further implement its business plan and generate additional sources of revenue will provide the opportunity for the Company to continue as a going concern. However, there can be no assurance that the Company will be successful in accomplishing these objectives.

NOTE 4 – REVERSE STOCK SPLIT

On October 4, 2024, the Company announced that FINRA approved a 700-to-1 reverse stock split, effective October 4, 2024. The Company strategically chose to execute the reverse split in alignment with its long-term restructuring goals.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and Equipment consisted of the following as of December, 2025 and December 31, 2024:

	12/31/2025	12/31/2024
Leasehold improvements	$1,497,105	$1,477,590
Vehicles	106,375	164,375
Warehouse and office equipment	267,635	267,635
Store equipment	845,649	832,562
Total fixed assets	2,716,764	2,742,162
Accumulated depreciation and amortization	(950,640)	(784,625)
Property and equipment, net	$1,766,124	$1,957,537

Depreciation and amortization expense for the years ended December 31, 2025 and December 31, 2024 was $260,426 and $258,222 respectively.

NOTE 6 – LINE OF CREDIT

The Company had a revolving line of credit (the "Line") with a financial institution which allowed for borrowings of up to $1,000,000. Borrowings bore interest at Prime + 3% (10.5% at December 31, 2024) and were secured by substantially all assets of the Company. The line was cross-collateralized with a previously held term note (Note 9) and matures on March 26, 2025. The Line was paid off in September, 2025 with proceeds from the MCA loans, which were then paid off from the Rick Lipman loan (Note 9). The Company recognized a gain on extinguishment of debt of $243,495. As of December 31, 2024, the Company utilized $861,918 of the credit line.

NOTE 7 – RELATED PARTY NOTE

On December 31, 2023, the Company's CEO issued an unsecured $400,000 promissory note to the Company for working capital purposes, bearing a fixed interest rate of 7%, with a maturity date of December 31, 2028. Currently, only the monthly interest is paid. The monthly interest payment is $1,964. As of December 31, 2025 the outstanding note balance was $330,729.

On August 27, 2025, the Company's CEO issued an additional unsecured $150,000 promissory note to the Company for working capital purposes, bearing a fixed interest rate of 11%, with a maturity date of August 31, 2030. The monthly principal and interest payment is $3,263. As of December 31, 2025, the note's outstanding balance was $142,343.

Maturities for the next five years are as follows as of December 31, 2025:

2026	$98,982
2027	107,168
2028	116,107
2029	125,783
2030	25,032
Total	$473,072

NOTE 8 – SHORT-TERM DEBT

On July 31, 2024, the Company entered into an unsecured working capital loan with PayPal. The amount of the loan was $200,000 plus a loan fee of $31,123. Thirty percent of all daily PayPal collections are utilized to pay both the principal and fee on the loan. As of December 31, 2025 the outstanding loan balance was $81,577.

On November 4, 2024, the Company entered into an unsecured Subordinated Business Loan and Security Agreement with Agile Capital Funding, LLC. The amount of the note was $787,500 less an origination fee of $37,500 for a net amount of $750,000. The total interest charge was $330,750. The note required 28 weekly payments of $39,937.50, for a total payment (including interest) of $1,118,250. The weekly payment was initiated on November 13, 2024 and the final payment was made on May 21, 2025.

On July 9, 2025, the Company entered into an unsecured working capital loan with Shopify. The amount of the loan was $500,000 plus a loan fee of $28,500. Six percent of all daily Shopify collections are utilized to pay both the principal and fee on the loan. As of December 31, 2025 the outstanding loan balance was $181,396.

On August 27, 2025, the Company entered into an unsecured Merchant Cash Advance Agreement with Square Advance. The amount of the note was $600,000 less an origination fee of $15,000 for a net amount of $585,000. The total interest charge was $150,000. The note required 52 weekly payments of $14,423.07, for a total payment (including interest) of $750,000. The note was paid in its entirety on November 20, 2025.

On August 27, 2025, the Company entered into an unsecured Business Loan and Security Agreement Supplement with ODK Capital, LLC (OnDeck). The amount of the note was $200,000 less an origination fee of $8,000 for a net amount of $192,000. The total interest charge was $74,200. The note required 104 weekly payments of $2,636.54, for a total payment (including interest) of $274,200. The note was paid off on November 20, 2025.

On September 25, 2025, the Company entered into an unsecured Future Receivables Sale and Purchase Agreement with Fox Funding Group LLC. The amount of the note was $225,000 less an origination fee of $5,625 for a net amount of $219,375. The total interest charge was $67,500. The note required 38 weekly payments of $7,697.35, for a total payment (including interest) of $292,500. The note was paid in its entirety on November 20, 2025.

NOTE 9 – LONG-TERM DEBT

The Company has the following long-term debt as of December 31, 2025 and December 31, 2024:

	12/31/2025	12/31/2024
Term loan, monthly interest payments at Prime + 1% through May 2023, renewed In May 2023 at a fixed rate of 8.25%. The new note called for a monthly principal and interest payment of $25,161 through maturity on October 1, 2026. The loan was secured by substantially all assets of the Company and was cross-collateralized with the line above (Note 6). The loan was paid off in March, 2025 in conjunction with the bank's existing line of credit, which matured in March, 2025. As a result, The Company recognized $243,495 in gain on debt extinguishment.	$ -	$ 402,392
Promissory note of $1,500,000 was issued on December 31, 2023. The note had a fixed interest rate of 7%, with a maturity of December 31, 2028. The note called for a monthly payment of principal and interest of $19,209 for the months of January through November and $150,000 each December. The note was increased to $2,000,000 on June 1, 2024. The note had the same payment structure, however the January through November monthly payment increased to $19,904 with the December payment decreasing to $100,000 and the maturity date extended to May 31, 2032. On March 17, 2025, the note increased to $3,247,092 (a $1,300,000 increase) with the maturity date extended to February 28, 2040. The note's fixed interest rate increased to 8%, with a monthly payment of principal and interest of $31,017. The note is secured via a personal guaranty by the Company's CEO.	3,148,962	1,923,119
Promissory note of $2,000,000 was issued on December 1, 2025. The note has a fixed interest rate of 8%, with a maturity of December 31, 2045. The note calls for a monthly payment of principal and interest of $16,729. The note is secured via a personal guaranty by the Company's CEO.	1,996,605	-
Note payable, monthly payments of $1,097 inclusive of interest at 0.99% per annum, due July 28, 2026, collateralized by a vehicle. The note was extinguished when the automobile was replaced by a 2025 model (see Note below).	-	20,684
Note payable, monthly payments of $1,211 inclusive of interest at 9.59% per annum, due date January 15, 2030, collateralized by a vehicle.	48,752	-
Total long-term debt	$5,194,319	$2,346,195
Less current portion	(177,592)	(446,431)
Long-term debt less current portion	$5,016,727	$1,899,764

Maturities for the next several years are as follows as of December 31, 2025:

2026	$177,592
2027	192,523
2028	208,713
2029	226,268
2030	231,321
thereafter	4,157,902
Total	$5,194,319

NOTE 10 – TAXES

The income tax expense (benefit) consists of the following at December 31, 2025:

	2025	2024
Federal	$ -	$ -
State	-	-
Total Current	$ -	$ -
Federal	$ -	$ -
State	-	-
Total Deferred	$ -	$ -
Total income tax expense (benefit)	$ -	$ -

The net deferred tax assets and liabilities in the accompanying balance sheet included the following components:

	2025	2024
Deferred tax assets	$ 1,426,773	$ 1,042,484
Deferred tax liabilities	(137,462)	(140,783)
Valuation allowance	(1,289,311)	(901,701)
Net Deferred Tax Asset	$ -	$ -

The deferred tax assets and liabilities as of December 31, 2025 and 2024 were comprised of the tax effect of cumulative temporary differences as follows:

	2025	2024
Net Operating Loss - Federal	$ 1,145,493	$ 787,761
Net Operating Loss - State	239,081	164,548
R&D Credit	34,082	28,890
Sec. 174 Expenses	-	51,123
ASC 842 Adjustment	(28,018)	(28,160)
Accruals	6,368	8,667
Contributions	1,749	1495
Depreciation	(109,444)	(112,623)
Valuation allowance	(1,289,311)	(901,701)
Total	$ -	$ -

The Company has available at December 31, 2025 and 2024 unused Federal operating loss carryforwards of $5,454,729 and $3,751,245, respectively, which may provide future tax benefits.

As of December 31, 2025 and 2024, a valuation allowance was established related to the net deferred tax assets because management determined that it was more likely than not that these deferred tax assets may not be realized upon recent years of accumulated losses and future taxable income projections.

NOTE 11 – DEFINED CONTRIBUTION PLAN

The Company maintains a safe harbor 401(k) retirement plan to which eligible employees may contribute. Eligible participants of the Plan may defer annual pre-tax compensation subject to statutory and Plan limitations. The Company matches a certain percentage of an employee's contributions as mandated by the Plan Document. The Company contributed $68,139 and $77,219 to the plan for the years ended December 31, 2025 and December 31, 2024, respectively.

NOTE 12 – EMPLOYEE STOCK OWNERSHIP PROGRAM (ESOP)

The Company implemented an employee stock ownership program effective January 1, 2022. On November 10, 2022 the Company issued and contributed 572* restricted shares of stock to the ESOP. Another 858* shares were issued to the plan on December 1, 2023, and an additional 700 shares were issued on December 16, 2024 for a cumulative total of 2,130 shares (post 700-to-1 reverse split).

* Adjusted for 700-to-1 stock split, which occurred on October 4, 2024

NOTE 13 – OPERATING LEASES

The Company leases its office facilities, retail space and various other equipment under non-cancelable operating lease agreements. The Company determines whether a contract contains a lease at inception by determining if the contract conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. The Company's lease agreements may contain lease and non-lease components, which are generally accounted for separately with amounts allocated to the lease and non-lease components based on relative stand-alone prices. The right of use asset is composed of the sum of all lease payments, at present value, with the right of use asset and lease liability recognized over the expected lease term, resulting in the recording of a single lease expense on a straight-line basis. The Company utilized a weighted average discount rate of 6.08% and 5.98% on all of its leases for the years ended December, 2025 and December 31, 2024, respectively. In addition, as of December 31, 2025 and 2024, the weighted average remaining lease term for all operating leases in effect was 4.34 years and 5.01 years, respectively.

ROU assets and lease liabilities are recognized at the commencement date based on the present value of the future minimum lease payments over the lease term. Renewal and termination clauses are factored into the determination of the lease term if it is reasonably certain that these options would be exercised by the Company. Lease assets are amortized over the lease term unless there is a transfer of title or purchase option reasonably certain of exercise, in which case the asset life is used. The Company's lease agreements include variable payments. Variable lease payments not dependent on an index or rate primarily consist of percentage rent charges and are not included in the calculation of the ROU assets and lease liabilities and are expensed as incurred. In order to determine the present value of lease payments, the Company uses the implicit rate when it is readily determinable. As the Company's lease does not provide an implicit rate, management uses a calculated discount rate based on its incremental borrowing rate to determine the present value of lease payments.

Maturity of lease liability for the operating leases for the period ending December 31, 2025:

2026	$919,139
2027	890,020
2028	628,393
2029	347,418
2030	229,837
Thereafter	348,964
Total undiscounted cash flows	3,363,771
Less: Interest component	(400,446)
Present Value of operating lease liabilities	$2,963,325
Disclosed as:	
Current portion	767,804
Non-current portion	2,195,522

The Company recorded total operating lease expenses of $976,675 and $946,611 for the years ending December 31, 2025 and December 31, 2024, respectively. The Miramar lease was terminated in December, 2025. Incorporate auditor comments

NOTE 14 – CROWDFUNDING OFFERING

On August 15, 2024, the Company announced the launching of an equity offering of up to $5,000,000 in accordance with Regulation Crowdfunding (Reg CF). The equity offering is designated as Series A Preferred Stock. The Series A Preferred Stock has a stated value of $5.00 per share. The offering is available to both accredited and non-accredited retail investors. DealMaker, a leading online capital raising platform, is partnering with the Company on its offering.

On August 27, 2025, the Company awarded 11,520 bonus preferred shares amongst the 278 existing holders per the Reg CF capital raise.

The holders will not be entitled to receive dividends or any payment upon any liquidation, dissolution or winding up of the Company. The holders of the Series A Preferred Stock will have no right to vote on any matters brought before the stockholders of the Company. All outstanding shares will automatically convert into shares of the Company's common stock, upon the earlier of: (i) the closing date of an IPO; or (ii) the closing date of a Qualified Financing. The shares of the Series A Preferred Stock shall not be subject to redemption. There is not a sinking fund provision.

NOTE 15 – SERIES X PREFERRED STOCK

On July 11, 2024, The Company's Board of Directors authorized 1,000 shares of Preferred Stock, designated as Series X Preferred Stock, be granted to the Company's CEO – Deanna Wallin. The Series X Preferred Stock has a par value of $0.00001, provides the holder the right to vote in an amount equal to 1,000 votes per share of Series X Preferred Stock. Voting will relate to all matters concerning the voting of shares of capital stock of the Company, the common stock (and any other class or series of capital stock of the Company entitled to vote generally with the common stock) and the Series X Preferred Stock shall vote as a single class, in respect of all matters concerning the voting of shares of capital stock of the Corporation. The common stock (and any other class or series of capital stock of the Corporation entitled to vote generally with the common stock) and the Series X Preferred Stock shall vote as a single class and such voting rights shall be identical in all respects.

NOTE 16 – SEGMENT REPORTING DISCLOSURES

Naples Soap Company, Inc., (the "Company"), is a health and wellness brand that offers personal care products including soap, hair, face and skin care products, through its 12 brick and mortar retail stores located exclusively in the state of Florida and its website, national and boutique re-sellers, and online marketplaces. The store locations also offer sundry products with coastal themes. The sales segment derives revenues from customers purchasing our products.

The Company has one reportable segment. The segment provides products via retail and online sales. The Company derives revenue primarily in North America and manages the business activities as one segment.

The accounting policies of the sales segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker (CEO) assesses performance for the sales segment and decides how to allocate resources based on net income that is also reported on the income statement. The measure of segment assets is reported on the balance sheet as total assets.

The Company's chief operating decision maker utilizes revenue and net income to evaluate income generated from segment assets (ROA) in deciding whether to reinvest profits into the sales segment or into other parts of the entity, such as for acquisitions.

Gross profit is used to monitor budget versus actual results. The chief operating decision maker also uses net income in competitive analysis be benchmarking to competitors. The competitive analysis along with the monitoring of budget versus actual results are used in assessing the performance of the segment and in establishing management's compensation.

The Company does not have intra-entity sales or transfers.

NOTE 17 – SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through March 31, 2026, the date the financial statements were available to be issued.

On January 31, 2026, the Company re-opened its Sanibel, Florida store location. The store had been closed since September, 2022 as a result of Hurricane Ian. With the store opening, the Company now has 13 stores in the state of Florida.